Room 4561
						March 16, 2006


Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Street, Suite 3
Scottsdale, AZ 85260

Re:	Alanco Technologies, Inc.
	Registration Statement on Form S-3
      Filed January 19, 2006
      File No.  333-131140

	Form 10-KSB for Fiscal Year Ended June 30, 2005
	Filed September 28, 2005
	File No. 000-09347

Dear Mr. Kauffman:

      In connection with our review of your letter dated March 15, 2006, it has come to our attention that the following comments were inadvertently omitted from our comment letter dated February 15, 2006.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 1. Nature of Operations and Significant Accounting Policies

Goodwill and Other Intangible Assets, page 20

1. We note that you have incurred significant losses and anticipate additional losses in fiscal 2006. We also note your disclosure that there is uncertainty about your ability to continue as a going concern. You have disclosed that an impairment analysis was performed as of June 30, 2005 and that there was no impairment of your goodwill. Please describe your impairment test and the related assumptions that were used in detail and explain how you concluded that the goodwill balance was not impaired. In addition, explain how you determine whether an impairment test is required more frequently than annually and indicate whether you expect to perform this test prior to June 30, 2006.

Revenue Recognition, page 22

2. Please describe to us the extent to which you sell software as part of your arrangements and indicate whether you account for any such sales in accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2, explain how you considered paragraph 2 of the SOP.

3. Describe your typical arrangements to us and indicate whether any include multiple elements. If you offer multiple-element arrangements, explain to us how you allocate and recognize revenue for each element. Refer to the relevant accounting literature that supports your policies and indicate how you comply with that guidance.

4. We note that you recognize revenues from material long-term contracts using the percentage-of-completion method. Please address the following:

* Describe the types of products and services being provided in these arrangements;
* Explain how you considered footnote 1 to SOP 81-1 that prohibits using this method for service arrangements;
* Explain to us why it is appropriate to use this method only for arrangements with fees over $250,000 and terms in excess of 90 days;
and
* Tell us why you believe using costs incurred as compared to total contracts costs as a method of estimating progress to completion is appropriate.
Please refer to any authoritative literature that supports your response and indicate how you comply with that guidance.

Note 2.  Liquidity, page 26

5. We note your disclosure that your continued losses and negative cash flows create uncertainty about the Company`s ability to remain a going concern. Please tell us how your auditors considered this uncertainty and explain how they concluded that there was not substantial doubt about your ability to continue as a going concern.


Note 7.  Line of Credit and Notes Payable, page 27

6. Please describe to us any covenants that you must comply with related to your line of credit agreement and provide us with your compliance history. In addition, explain the circumstances under which the minimum amount required to be outstanding may be called by the related party lender.

Note 12.  Shareholders` Equity, page 31

7. We note that you have shares of Series A and Series B
Convertible
Preferred Stock outstanding. Tell us how you evaluated the conversion feature associated with these issuances to determine whether there was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of
paragraph 11(a) of SFAS 133 in your analysis.  Refer to paragraph
68
of EITF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. In addition, if SFAS 133 does not apply, indicate how you determined that no beneficial conversion feature exists in the instrument and explain how you concluded that your balance sheet classification was appropriate. See EITF 98-5 and 00-27 for guidance on beneficial conversion features and ASR 268 and EITF Topic D-98 for guidance on balance sheet classification.

For additional information, refer to Staff guidance on this topic in
Section II.B. of Current Accounting and Disclosure Issues in the
Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.


	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or Mark Kronforst, Senior Staff Accountant at (202) 551-3451 if you have questions regarding these comments. You may call me at
(202) 551-3462 or Barbara Jacobs, Assistant Director, at (202)
551-
3730 if you have any other questions.

Sincerely,



      Mark P. Shuman
							Branch Chief - Legal
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Mr. Robert R. Kauffman
Alanco Technologies, Inc.
March 16, 2006
Page 4